February 9, 2010

Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chicago Bridge & Iron Company N.V. Form 10-K for Fiscal Year Ended December 31, 2008 Definitive Proxy filed March 25, 2009 File No. 001-12815

Dear Mr. O’Brien:

Thank you for your letter dated January 28, 2010 with regard to the above-referenced filing made by Chicago Bridge & Iron Company N.V. (“CB&I”). We have provided below CB&I’s responses to the comments set forth in your letter. To facilitate your review, each of CB&I’s responses is presented beneath the corresponding comment.

Form 10-K for the year ended December 31, 2008

Controls and Procedures, page 72

1.	We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may conclude that your disclosure controls and procedures were “effective” or “ineffective” whichever the case may be without defining them. See Item 307 of Regulation S-K.

We will make the necessary correction and expect to make a conclusive statement in our December 31, 2009 Form 10-K that our disclosure controls and procedures are “effective.”

Exhibit Index, page 80

2.	It appears that you have omitted the schedules and exhibits referenced in exhibits 10.16, 10.21, 10.22, 10.23 and 10.26. Please re-file these exhibits with your next Securities Exchange Act of 1934 filing. See Item 601(b)(10) of Regulation S-K.

With our December 31, 2009 Form 10-K filing, we will refile as exhibits the material contracts referenced in exhibits 10.16, 10.21, 10.22, 10.23 and 10.26 including the exhibits, attachments and schedules thereto.

Certifications, Exhibits 31.1 and 31.2

3.	We note that you inserted the term “we” in paragraph 4. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

We will make the necessary correction for our December 31, 2009 Form 10-K.

Definitive Proxy Statement

Compensation Objectives, Process and Peer Group, page 13

4.	We note that you disclose that you target base salary and annual incentive compensation at the median level and long-term incentive compensation at the 60th percentile against peer companies for your named executive officers. Please indicate where each named executive officer’s actual compensation with respect to these forms of compensation with respect to the targeted range, and explain your reasons for paying any amount outside such range.

Compensation decisions for 2008 were based primarily on recommendations of Hewitt Associates LLC (Hewitt). Hewitt made a presentation to the Organization and Compensation Committee (the “O&C Committee”) of the Supervisory Board (the “Board”) of CB&I in September, 2007, and updated their analysis in November and December 2007, following CB&I’s acquisition of ABB Lummus Global, to reflect the increased revenues of the business to an estimated $5.3 billion. Hewitt’s studies presented size-adjusted market data based on a regression analysis for base salary and annual incentive compensation/bonus at the 50th percentile, and for long-term incentives at the 60th percentile, in relation to our comparator group, which includes direct engineering and construction (“E&C”) companies. Hewitt also advised that for our direct competitors in the E&C industry, comparative compensation data ranged from approximately 5% to 15% higher for selected positions as measured against the broader comparator group.

The Hewitt studies and updates gave the O&C Committee figures for target base, annual incentive, and long-term incentive compensation; which are used in making the actual compensation decisions. As noted on, e.g., page 20 of the Definitive Proxy Statement filed March 25, 2009 (the “2009 Proxy”), actual compensation decisions may be above or below target based on differences in individual performance, experience and knowledge, and our comparison of the responsibilities and importance of the position with us to the responsibilities and importance of the similar positions at comparator companies.

For each named executive officer, a target amount is determined by the O&C Committee for annual cash incentives and long-term incentives, for which the ultimate payout is variable depending on performance metrics. Comparator figures were also obtained from Hewitt for the subset of E&C companies among the comparator companies. (As discussed below, comparator information for Mr. Bollweg was not updated for the Lummus acquisition, and Hewitt reported that there were not enough matches among the E&C companies to provide quality market assessments for Mr. Blum.) A dollar value for target long-term incentive awards is also approved by the O&C Committee, as explained in the 2009 Proxy (page 21).

Using the comparator group metrics, the CB&I actual and target amounts for base salary, annual incentive compensation, and long-term incentives were substantially at (or below) the Hewitt data range for Mr. Asherman and Mr. Redmon. Factors taken into account in paying compensation outside that range for Messrs. Ballschmiede, Blum, and Bollweg include the following:

Mr. Ballschmiede’s incentive compensation target was approximately 11% higher than the Hewitt E&C data suggested; although his total target compensation was 3% less than the Hewitt E&C data suggested and only 4% over the Hewitt data for the broader comparator group. Factors behind the incentive compensation target determination include Mr. Ballschmiede’s unique experience with accounting, financial reporting and internal control matters and the industry, specifically with CB&I from his earlier position with our former outside auditors.

Hewitt reported there were not enough E&C matches to provide a quality market assessment for Mr. Blum; therefore we did not have a quality match for him. The general Hewitt data that was available suggested that Mr. Blum’s base salary, incentive compensation and long-term incentive award each was greater than that suggested by the available data. His position as Executive Vice President — Global Business Development, covering all of the Company’s business lines, was virtually unique in the E&C industry. His compensation reflects that position, and also his 37 years of service with the Company (or its predecessors) and the resulting experience, expertise and client, supplier and employee relationships that he developed over that period.

Mr. Bollweg’s target compensation as reported by Hewitt in August 2007 was before he became an executive officer of the Company and was not updated for the Lummus acquisition in November 2007. His base salary and long-term incentive award in August 2007 were above that suggested by the available Hewitt data. The reasons for this include in part the fact that Mr. Bollweg had 33 years of service with the Company and (like Mr. Blum) developed significant expertise, experience and relationships over that period. More significantly, after the December 2007 salary and annual cash incentive determinations, and soon after the February 2008 long-term incentive determinations (on March 2, 2008), he was promoted to the position of Executive Vice President, Project Operations. His base salary and incentive compensation target were increased at that time. The Hewitt study subsequently done for that position in September 2008 reported that Mr. Bollweg’s 2008 base salary, annual cash incentive, long-term incentives, and target total compensation, were all below that suggested for that position by the Hewitt data.

5. Describe how you utilized studies of internal pay equity to structure your compensation programs and explain how the results of this analysis impacted or influenced specific compensation decisions in 2008.

No formal studies of internal pay equity were performed for 2008 or utilized for compensation decisions in that year with respect to the named executive officers. We primarily relied on market data as conveyed by Hewitt. Internal pay equity is considered principally in the context of new executive positions and/or promotions to new positions, which occurred in 2008 only with respect to Mr. Bollweg (as explained above in response to comment 4). To the extent considerations of internal pay equity materially impact specific compensation decisions in any year, CB&I expects to make appropriate disclosure in future filings.

Base Salary, page 20

6. In future filings, to the extent your base salary and annual and long-term incentive programs are correlated with the achievement of certain individual objectives and performance factors, please discuss the specific items of individual performance the O&C Committee used to determine payments. Please see Item 402(b)(2)(vii) of Regulation S-K.

We acknowledge your comment and will discuss such items of individual performance the O&C Committee uses to determine payments in future filings.

Annual Incentive Compensation, page 20

7.	We note that annual incentive compensation payouts are based on actual performance compared to pre-established company goals. Please clearly identify all specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. This includes the performance measures in backlog, free cash flow, ethics, and safety that are identified on page 20. Disclose all previously established goals and discuss how the compensation awarded reflected those goals. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

As discussed in the CD&A and further discussed in response to your comment 8 below, annual incentive pay for 2008 under CB&I’s Incentive Compensation Plan was awarded based on achievement against a target performance matrix of five performance measures, namely: earnings per share, backlog, free cash flow, ethics and safety. To provide more explanation, the Supervisory Board attends and participates in the strategic planning meetings conducted by the Company in the fall of each year. Using the findings and conclusions of the strategic planning process together with assessment of other data, management develops its business plan for the following year. The business plan is then presented to and approved by the Supervisory Board in February of that following year. Based in large measure on the results of these meetings, the approved business plan and recommendations of management, the O&C Committee in the February Board meeting establishes the performance measures and relative weightings of the Incentive Compensation Plan, retaining discretion as to the final determinations. We have disclosed in the 2009 Proxy (page 20) that the achievement targets for these metrics are based on CB&I’s business plan, and in describing how difficult or likely it will be to achieve the target levels, state that “these target levels are expected to be achievable based on attainment of the Company’s business plan.” In addition, recognizing that earnings per share (“EPS”) is the most significant (and therefore most material) element of the achievement matrix, we disclosed the specific EPS targets and whether those targets were met.

The specific target levels for those performance measures, and the relative contribution of each performance measure in the ultimate annual incentive compensation payout for 2008, were as follows:

•	Earnings per share, constituting 40% of the award, with goals of $1.50 per share minimum, $2.50 target, and $3.00 maximum;

•	Backlog, constituting 20% of the award, with goals of $7.1 billion minimum, $7.6 billion target, and $7.8 billion maximum;

•	Free cash flow, constituting 20% of the award, with goals of $0 minimum, $200 million target, and $300 million maximum;

•	Ethics (measured by unresolved exceptions) constituting 10% of the award, with a goal of no exceptions;

•	Safety (measured by lost workday rate and recordables rates, each constituting 5% of the award) with goals for lost workday rate of 0.070 (target), and a recordables rate of 0.35 (target).

Although the minimum incentive compensation targets established by the O&C Committee at the February 2008 Board meeting for the 2008 fiscal year relating to earnings per share and backlog ultimately were not achieved, targets established for free cash flow ($25.1 million), ethics (no exceptions) and safety (0.04 lost workday rate and 0.34 recordables rate) were exceeded. As discussed further below in response to item 8, the target performance matrix established in February 2008, and the actual performance of the Company measured against the pre-established performance targets, determined the amount of the incentive compensation award for all participants entitled to an award under the Incentive Compensation Plan, including the named executive officers.

Inasmuch as the above targets were derived in large measure from the Company’s business plan and were reviewed and approved by the O&C Committee of the Board, disclosure of the targets and their achievement poses a risk of competitive harm. Prospectively, in light of your comments, and balancing the competitive harm against the benefits of disclosure, we will disclose such matters of individual performance in future filings.

8. Please explain the reasons why you decided to pay annual incentive compensation notwithstanding the fact that you did not achieve the EPS goals. Clarify the process by which you determine that you will make payouts when one or all of the applicable performance objective are not met. Explain whether some performance measures are given precedence when making specific compensation decisions. Describe how you implemented the policies disclosed on the bottom of page 25 in 2008 to achieve the payouts recorded in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table. Please understand that we expect you to provide a materially complete description of the correlation between performance under the Annual Incentive Plan and the payouts actually made to each of your named executive officers in 2008. For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

The O&C Committee has the discretion to award higher (or lower) annual incentive compensation for named executive officers. For 2008, the O&C Committee determined annual incentive compensation for the named executive officers under the same formula applied to CB&I management employees generally entitled to awards for 2008 under the Incentive Compensation Plan. This award was based on achievement of annual pre-established goals for minimum, target, and maximum achievement on the metrics identified in the CDA. These metrics, their percentage contribution to the potential award, the specific goals, and their achievement (or non-achievement) for 2008, are given above in response to item 7. As noted above, although the minimum performance targets for EPS and backlog were not achieved, minimum or greater results were achieved for free cash flow, ethics and safety.

As also indicated above in response to item 7, we expect to disclose those past performance measures, relative weights of such measures, and achievement levels in future filings, to the extent the facts behind the compensation decisions warrant.

We finally note in this regard that CB&I is adopting an amended and restated Incentive Compensation Plan which will be presented to shareholders for their approval at the forthcoming annual meeting (and will be included with a description in the preliminary proxy statement that CB&I expects to file with the Commission on or about March 5, 2010). Accordingly, the discussion in the proxy statement for future years (beginning with 2011) will be oriented to the revised Plan.

Long-Term Incentives, page 21

9.	Please disclose the specific performance objectives, the actual results achieved, and how you derived the payouts associated with this element of compensation based on performance or non-performance of the pertinent performance objectives. Please refer to Item 402(b)(v) of Regulation S-K.

As discussed in the 2009 Proxy (page 21), the forms of CB&I’s long term incentives may include nonqualified stock options, restricted stock, and performance shares. Nonqualified stock options and restricted stock generally do not (and did not in 2008) carry performance objectives other than the objective inherent in the form of award of rewarding increases in the market price of the stock.

Performance shares, as also discussed in the 2009 Proxy (page 21), carry specific performance objectives which are based on earnings per share projected over a three year period. The additional shares above the target may be issued in each year if EPS exceeds the target in that year; correspondingly, if EPS does not exceed minimum values, one-third of the performance shares (the amount depending on performance during that year) are forfeited. Performance share payouts (or forfeiture) are determined by the formula and targets established at the time the performance shares are issued. Thus the ultimate payout (or forfeiture) is not discretionary and no further decisions are made respecting payout.

We believe that further disclosure of the specific prospective targets for performance shares other than stating that EPS is the performance measure used would result in significant competitive harm to CB&I. Accordingly, in reliance on Instruction 4 to item 402(b) of Regulation S-K, we do not believe that such further disclosure is required. In addition, as discussed below, we do not believe that such further disclosure is material and necessary to an understanding of CB&I’s compensation policies and decisions regarding its named executive officers.

Competitive Harm. Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. The standard is that which would apply when a registrant requests confidential treatment for confidential commercial or financial information pursuant to Securities Act Rule 406, 17 C.F.R. 230.406, and Exchange Act Rule 24b-2, each of which incorporates the criteria of Exception 4 of the Freedom of Information Act, 5 U.S.C. § 552(b)(4), and Rule 80(b)(4), 17 C.F.R. § 200.80(b)(4) thereunder.

Courts have in turn interpreted that standard to permit confidentiality of commercial or financial information if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974). See also, e.g., Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971).

For the reasons set forth below, disclosure of specific long-range targets for future year EPS would cause significant competitive harm to CB&I in the following ways.

•	Disclosure of the targets provides insight into CB&I’s confidential long-range business plan. CB&I has already disclosed that such EPS targets are derived from its business plan. Disclosure of the targets for future year EPS would thus enable CB&I’s competitors to measure CB&I’s performance against the plan, and determine the extent to which CB&I may be underbid on competitive contract awards, or otherwise be most vulnerable to competition. Disclosure of CB&I’s potential vulnerabilities would also give our customers additional negotiating leverage in exacting contract concessions. Disclosure of future years’ EPS targets would also negatively affect negotiations for business acquisitions.

•	CB&I’s compensation practices are themselves competitively sensitive. In the EPC industry, the award of new contracts (to us or our competitors) can create substantial and immediate demands for managerial talent even if conditions in the industry generally remain depressed. Disclosure of current performance against plan allows competitors (and EPC recruiting firms) to use this information when recruiting and hiring EPC managers or seeking to recruit CB&I’s own management talent — potentially including but not limited to our executive officers — to other employment. It also gives prospective employees (including prospective executive officers) additional leverage to use when negotiating their compensation and benefits.

(b) Materiality to Investors. The purpose of the CD&A is to provide investors with information that is both “material” or comprises “material elements of the registrant’s compensation of the named executive offices;” and that is “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Item 402(b)(1) and Instruction 1 of Regulation S-K. The 2009 Proxy already explains that the long-term incentive targets are based on the accomplishment of CB&I’s business plan, and that payout (or forfeiture) is automatic depending on achievement of the targets. Against this background, disclosure of the specific long-term incentive targets would add little or nothing to an understanding of CB&I’s compensation policies and decisions.

In addition, such disclosure would be at best confusing and potentially misleading to shareholders. Performance shares are granted each year with a rolling three year performance period. Disclosure of targets in any given year would thus mean the disclosure of the EPS predictions for that year that were made in each of the three previous years. This would mean disclosure of three different EPS targets for each particular year, none of which would necessarily correlate with CB&I’s actual EPS expectations in that current year for that current year (which of course is separately disclosed at intervals during that current year).

For the foregoing reasons, the incremental benefit of such disclosure, if any, is not material and would be confusing, and is substantially outweighed by the competitive harm as described above that such disclosure would create. Therefore, we believe that the existing discussion in the in the CD&A meets the requirements item 403(b)(v) of Regulation S-K to disclose “what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions.”

10.	Please provide a complete analytical discussion of the factors the Committee considered in determining the restricted stock unit awards made on February 22, 2008 and why the Committee considered the payout appropriate based on the factors it considered.

The total value of long-term incentive awards (including restricted stock grants) was based on the recommendations of Hewitt, as discussed in the 2009 Proxy (page 21) and in the response to item 4 above, based in turn on the competitive long-term incentives provided by peer companies. The Hewitt data and competitive practices were the primary factors that determined the target payout from long-term incentives.

As also discussed in the 2009 Proxy (page 17), the factors considered in determining the form of the award are that the time-vested restricted stock provides a retention incentive, with less of the value at risk than performance shares, while performance shares provide a specific incentive to achieve the performance goal, in this case based on EPS, for management employees senior enough to be in a position to affect EPS.

Applying those factors, long-term incentive awards with a value of $75,000 and above (which includes all of the named executive officers), except for Mr. Asherman, the Chief Executive Officer (“CEO”), were made 50% in performance shares and 50% in restricted stock, to provide a balance of both incentives, as stated in the 2009 Proxy (page 21). The responsibilities and compensation of the CEO are, of course, the greatest of all management employees, and therefore, taking the same factors into account, his award was made 60% in performance shares and 40% in restricted stock.

Please contact David Delman at (832) 513-1040 or me at (832) 513-1119 if you have any questions about this letter.

Sincerely yours,

/s/ Ronald A. Ballschmiede

Ronald A. Ballschmiede